March 11, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549
Attention:    Cara Wirth, Mara Ransom

Re:	ENGLOBAL CORP Registration Statement on Form S-3 Filed January 29, 2021 File No. 333-252572

Dear Mses. Wirth and Ransom:

This letter is in response to your letter, dated February 12, 2021, to ENGlobal Corporation (the “Company”), transmitting the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form S-3 (the “Registration Statement”). For your convenience, each response is preceded by the Staff’s comment (which is reflected in bold text) to which the response relates. In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing an amendment to the Registration Statement (the “Amended Registration Statement” and, together with the Initial Registration Statement, the “Registration Statement”) concurrently with this letter, which reflects the revisions and clarifies certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-3 filed January 29, 2021

Sales Agreement Prospectus
Cover Page, page i

1.
Describe the recent price volatility in your common stock and briefly disclose any known risks of investing in your common stock under these circumstances.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on the cover page and in the risk factors section of the sales agreement prospectus included in the Amended Registration Statement to provide a description of the recent price volatility in our common stock and the known risks of investing in our common stock under these circumstances.

U.S. Securities and Exchange Commission
March 11, 2021

2.
Please add, for comparison purposes, disclosure of the sale price of your common stock prior to the recent price volatility in your stock. For example, please disclose the price at which your stock was trading 30 days prior to your filing.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on the cover page and in the summary offering section of the sales agreement prospectus included in the Amended Registration Statement of the sales price of our common stock 30 days prior to our initial filing.

3.
Describe any recent change in your financial condition or results of operations, such as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on the cover page and in the risk factors section of the sales agreement prospectus included in the Amended Registration Statement to disclose there has been no recent change to our financial condition or results of operation that is consistent with the recent change in our stock price.

Prospectus Summary
The Offering, page 3

4.
We note that the number of “Common Stock to be outstanding after this offering” reflects the number of shares to be issued in this offering based on the market price of your common stock at $7.44 per share (which significantly exceeds your historical average price per share). Please revise to disclose the price at which your common stock was trading 30 days prior to your filing and the corresponding number of shares of common stock that would be issued in this offering based on that historical price.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the summary offering section of the sales agreement prospectus included in the Amended Registration Statement to also disclose the price at which our common stock was trading 30 days prior to our filing of the Initial Registration Statement and the corresponding number of shares of common stock that would be issued in this offering based on that historical price.

U.S. Securities and Exchange Commission
March 11, 2021

Risk Factors, page 4

5.
We note your registration statement for $100,000,000, which includes up to $25,000,000 of common stock in your sales agreement prospectus, as well as an additional $75,000,000 of common stock and/or preferred stock. To the extent you expect to conduct additional offerings in the future to fund your operations or provide liquidity, include risk factor disclosure that addresses the dilutive impact of those offerings on investors that may purchase shares in this offering at a significantly higher price.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to include a risk factor that addresses the dilutive impact of additional offerings in the future on investors that may purchase shares in this offering at a significantly higher price.

Risks Related to our Common Stock and the Offering
“There may be future dilution of our common stock ...”, page 4

6.
We note your disclosure on the cover page of your sales agreement prospectus that you intend to sell up to $25,000,000 of common stock. Please revise this risk factor to state that the sale of shares in this offering will increase the supply of available shares, which may result in a decrease in your stock price.

RESPONSE: In response to the Staff’s comment, the Company has revised the risk factor in the Amended Registration Statement to state that the sale of shares in this offering will increase the supply of available shares, which may result in a decrease in our stock price.

“Our Stock price could be volatile ...”, page 5

7.
We note your disclosure that “[t]he stock market has from time to time experienced significant price and volume fluctuations that may be unrelated to the operating performance of particular companies” and your disclosure that “[d]uring the past twelve months, the sales price of our stock ranged from a low of $0.46 per share in March 2020, to a high of $9.40 per share in January 2021.” Your disclosure should also address the potential for rapid and substantial decreases in your stock price, including decreases unrelated to your operating performance or prospects. To the extent recent increases in your stock price are significantly inconsistent with improvements in actual or expected operating performance, financial condition or other indicators of value, discuss the inconsistencies and where relevant, quantify them. If you lack information to do, explain why.

RESPONSE: In response to the Staff’s comment, the Company has revised the risk factor disclosure in the Amended Registration Statement to address the potential for rapid and substantial decreases in our stock price, including decreases unrelated to our operating performance or prospects.

U.S. Securities and Exchange Commission
March 11, 2021

8.
Please consider whether your recent increase in price volatility exposes your common stock to short sale risk. If so, please consider disclosing the risks associated with your common stock being “shorted” and the ultimate effects that such actions could have on this at-the-market offering. Please also include a risk factor addressing the effects of a potential “short squeeze” due to a sudden increase in demand for your common stock. Among other things, your disclosure should describe what typically happens following a short squeeze and address the impact on investors that purchase shares during that time.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure in the Amended Registration Statement to add a risk factor addressing risks associated with our common stock being “shorted” and the effects of potential “short squeeze” due to a sudden demand for our common stock.

Please call the undersigned at (281) 878-4584 with any additional comments or questions you may have.

Very truly yours,

/s/ Mark Hess

Mark Hess
Chief Financial Officer